Mail Stop 4561

June 6, 2007

**Via U.S. Mail and Fax (714-848-7701)**
Mr. Andrew Haag
Chief Financial Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA 92647

      RE:    **Quintek Technologies, Inc.**
               **Form 10-KSB for the period ended June 30, 2006**
               **Filed September 28, 2006**
               **File No. 0-29719**

Dear Mr. Haag:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5. Employee Receivables, page F-12

1.      Please revise to include disclosure of what these receivables represent and why an allowance has been recorded for the entire amount. Also tell us why you are accruing interest income on these notes when you have established a valuation allowance for the entire amount.

Note 13. Convertible Debentures, page F-14

2.      We note that you have allocated proceeds between the warrant and debt based on the relative fair value of each.  Please disclose the actual dollar amount of each and how such amounts are reflected in your financial statements.

3.      You disclose that the beneficial conversion liability has been calculated to be NIL at June 30, 2006.  Please provide us with your calculation of the beneficial conversion liability.  Since this is convertible into 95% of the market price it would be convertible into a variable amount of shares but it would have a fixed value no matter the market price.  We may have further comment.

4.      Your disclosure indicates that you would not have sufficient authorized shares available to meet your potential commitments under your convertible debentures.  If you were not able to conclude that you would have sufficient authorized shares available to meet your potential commitment under this financing, then it appears that you would also be unable to conclude that you would have sufficient authorized and un-issued shares to settle any of your commitments within the scope of EITF 00-19 since you have an instrument that is convertible into a potentially unlimited number of shares.  In this regard, we believe that all of these instruments would also be required to be accounted for as derivative liabilities, pursuant to paragraph 24 of EITF 00-19.  Please revise your financial statements or tell us how you have complied with the appropriate accounting literature.

5.      Please clarify to us why the warrants issued in connection with the convertible debentures represent an asset as opposed to a liability, given that you would not have sufficient authorized shares available to meet your potential commitments under such warrants.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,


Daniel L. Gordon
Branch Chief